EXHIBIT 99.1 TO
FORM 10-K

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Years Ended December 31, 2000 and 1999

RAINBOW RENTALS, INC. 401(k) PROFIT SHARING PLAN
(Full title of the plan)

RAINBOW RENTALS, INC.
(Name of issuer of the securities held pursuant to the plan)

3711 Starr Centre Drive
Canfield, Ohio 44406
(Address of principal executive office)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

RAINBOW RENTALS, INC. 401(K) PROFIT
SHARING PLAN

December 31, 2000 and 1999

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C O N T E N T S

- — - o o O o o — - -

June 22, 2001

Administrator
Rainbow Rentals, Inc., Named
   Fiduciary of Rainbow Rentals, Inc.
   401(k) Profit Sharing Plan
Canfield, Ohio

Independent Auditors' Report

    We have audited the accompanying statements of net assets available for benefits of Rainbow Rentals, Inc. 401 (k) Profit Sharing Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Rainbow Rentals, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999 and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

December 31, 2000 and 1999

	2000	1999
A S S E T S		
Investments at fair value — NOTE C:		
Franklin Templeton Group:		
Franklin Cash Reserves Fund	$ 278,942	$ 196,561
Franklin U.S. Government Securities Fund — Class A	29,036	28,917
Franklin Income Fund — Class A	133,131	107,580
Mutual Shares Fund — Class A	313,296	253,456
Franklin Small Cap Growth Fund I — Class A	527,104	564,868
Templeton Growth Fund — Class A	522,508	466,098
Franklin S&P 500 Index Fund — Class 3	3,812	0
Rainbow Rentals Employer Stock Fund	10,089	0
Participant loans	105,580	55,260
TOTAL INVESTMENTS	1,923,498	1,672,740
Contributions receivable:		
Employee	0	10,214
Employer	31,852	23,737
	31,852	33,951
TOTAL ASSETS	1,955,350	1,706,691
LIABILITIES		
None	0	0
NET ASSETS AVAILABLE FOR BENEFITS	$1,955,350	$1,706,691

See accompanying notes to financial statements

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

December 31, 2000 and 1999

	2000	1999
INVESTMENT INCOME		
Net investment gain — NOTE C	$ 13,247	$ 390,945
Interest earned	17,922	11,092
	31,169	402,037
CONTRIBUTIONS		
Employees	330,632	255,836
Employee rollovers	6,119	68,608
Employers	31,852	23,654
TOTAL CONTRIBUTIONS	368,603	348,098
TOTAL ADDITIONS	399,772	750,135
DEDUCTIONS		
Benefit payments	151,113	61,531
NET INCREASE	248,659	688,604
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	1,706,691	1,018,087
End of year	$1,955,350	$1,706,691

See accompanying notes to financial statements

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NOTES TO FINANCIAL STATEMENTS

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN

The following brief description of the Rainbow Rentals, Inc. 401(k) Profit Sharing Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. General:

    The Plan is a defined contribution plan with a cash or deferred arrangement in accordance with Internal Revenue Code Section 401(k). The Plan covers all employees not covered by a collective bargaining agreement who have completed one year of service and attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions:

    Participants may make voluntary contributions of their annual base compensation, as defined in the Plan agreement. The total annual participant voluntary contribution is limited to $10,500 for 2000 and $10,000 for 1999, which amount is adjusted annually by a cost of living factor by the Internal Revenue Service.

    Company contributions to the Plan are in the form of discretionary matching and profit sharing contributions. Both contributions are determined annually by the company's board of directors and are credited to each participant's separate account, if applicable. Participants' contribute to the Plan through tax deferred salary reduction authorizations at a whole percentage of compensation between 1% and 15%.

3. Participants' Accounts:

    A separate account is maintained for each participant consisting of (a) participant's share of the company's contributions, (b) the participant's salary reduction and voluntary contributions and (c) investment earnings. Allocations are based on participants' compensation as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

4. Vesting:

    A participant shall at all times have a 100% vested interest in amounts contributed under the salary reduction arrangement. All other amounts credited to the participants' separate accounts shall be 100% vested after five years of credited service.

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN (CONTINUED)

5. Investment Options:

Upon enrollment in the Plan, a participant could direct employee contributions in any of the investment options (a) through (h):

(a) Franklin Cash Reserves Fund — Funds are invested in shares of a registered investment company that invests in high-quality debt securities which are generally repaid in one year or less.

(b) Franklin U.S. Government Securities Fund — Class A - Funds are invested in shares of a registered investment company that invests mainly in bonds backed by mortgages and offered by the Government National Mortgage Association (GNMA).

(c) Franklin Income Fund — Class A — Funds are invested in shares of a registered investment company that invests in stocks and bonds.

(d) Mutual Shares Fund — Class A — Funds are invested in shares of a registered investment company that invests primarily in domestic equity securities.

(e) Franklin Small Cap Growth Fund I — Class A — Funds are invested in shares of a registered investment company that invests primarily in common stocks of small emerging companies.

(f) Templeton Growth Fund — Class A — Funds are invested in shares of a registered investment company that invests mainly in common stocks of companies throughout the world.

(g) Franklin S&P 500 Index Fund — Class 3 — Funds are invested in shares of a registered investment company that invests mainly in common stocks in the S&P 500 Index Fund.

(h) Rainbow Rentals Employer Stock Fund — Funds are invested in shares of the employer's stock which has been set aside in a separate fund for participant investment.

Effective in 1999, participants may change their investment options daily.

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

December 31, 2000 and 1999

NOTE A — DESCRIPTION OF PLAN (CONTINUED)

6. Participant Loans Receivable:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years unless loan is used to acquire the principal residence of a participant wherein a reasonable time will be used as determined at the time the loan is made. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rates range from 8.75 percent to 10.50 percent. Principal and interest are paid ratable through monthly payroll deductions.

7. Payment of Benefits:

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account or if a participant is married, the election is available to receive the value of his or her benefits in the form of a joint and survivor annuity.

NOTE B — SUMMARY OF ACCOUNTING POLICIES

Investments:

The financial records of the Plan are maintained on a current valuation basis, thereby recognizing both realized and unrealized gains and losses as they are determined either through completed transactions or from changes in current quoted market values of the investments. Carrying values are adjusted to quoted market quarterly for 2000 and 1999. Quoted market prices are used to value investments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications:

The financial statements for 1999 have been reclassified to conform with the presentation for 2000. Such reclassifications had no effect on net changes in net assets available for plan benefits.

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

December 31, 2000 and 1999

NOTE C — INVESTMENTS

Investment and participant separate accounts are managed by Franklin Templeton Investor Services, Inc. Rainbow Rentals, Inc. maintains the records of participants.

NOTE D — PLAN TERMINATION

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE E — RELATED PARTY TRANSACTIONS

The employer is absorbing all significant administration and audit fees of the Plan.

NOTE F — FEDERAL INCOME TAXES

The Plan is qualified under provisions of Section 401(a) of the Internal Revenue Code and, therefore, is exempt from federal income taxes.

NOTE G — AMOUNTS ALLOCATED TO WITHDRAWN PARTICIPANTS

At December 31, 2000 and 1999, $307,907 and $150,664, respectively, have been allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan.

ITEM 4i OF SCHEDULE H — SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES

RAINBOW RENTALS, INC. 401(K) PROFIT SHARING PLAN

EIN: 34-1512520
PLAN NUMBER: 001

December 31, 2000

(a)	(b) IDENTITY OF INVESTMENT	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
	Franklin Templeton Group	Franklin Cash Reserves Fund	$278,942	$278,942
		Franklin U.S. Government Securities Fund	28,957	29,036
		Franklin Income Fund — Class A	131,408	133,131
		Mutual Shares Fund — Class I	333,708	313,296
		Franklin Small Cap Growth Fund I — Class A	375,815	527,104
		Templeton Growth Fund — Class A	536,671	522,508
		Franklin S&P 500 Index Fund — Class A	4,010	3,812
		Rainbow Rentals Employer Stock fund	13,149	10,089
	Participant loans			105,580